Exhibit 99.1

For Immediate Release

RRSAT SELECTED AS ONE OF THE THREE FINALISTS
WTA’s Teleport Operator of the Year Award

Airport City Business Park, Israel – March 8, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced that it has been selected by the World Teleport Association (WTA) as one of the three finalists for WTA’s Independent Teleport Operator of the Year Award.

The World Teleport Association is an organization focusing on improvement of the satellite communication sector from the ground up. Its core members are the world's leading and most innovative operators of teleports, from independents to multinationals, niche service providers and global carriers.

The recipient of this award will be named at the WTA annual luncheon in Washington on March 13th, during the annual Satellite conference. RRsat will be exhibiting at booth 358 at the Satellite 2012 conference and exhibition.

David Rivel, RRsat’s Founder and CEO, commented, “I am honored that RRsat has been selected as one the three finalists for the 2011 Independent Teleport Operator of the year. During the last 3 years RRsat completed the design, planning and execution of its central teleport Emek HaEla.

We operate now a state-of-the-art, fully IP based teleport for broadcast operations, and with the RRsat Global Network, we continue to meet our customers' needs for reliability, quality services and extensive coverage.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram, MarCom Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com